Exhibit 99.1

Corporación América Airports S.A. Reports May 2020 Passenger Traffic

Total passenger traffic down 98.1% driven by declines in all countries of operations impacted by the COVID-19 pandemic and travel restrictions worldwide

LUXEMBOURG--(BUSINESS WIRE)--June 16, 2020--Corporación América Airports S.A. (NYSE: CAAP), (“CAAP” or the “Company”) the largest private sector airport operator in the world by number of airports, reported today a 98.1% decline year-over-year passenger traffic in May 2020.

Passenger Traffic, Cargo Volume and Aircraft Movements Highlights
Statistics	May'20(2)	May'19(1)(2)	% Var.	YTD'20(1)(2)	YTD'19(1)(2)	% Var.
Domestic Passengers (thousands)	89	3,768	-97.6%	10,017	19,047	-47.4%
International Passengers (thousands)	36	2,332	-98.5%	5,412	11,392	-52.5%
Transit Passengers (thousands)	2	621	-99.6%	1,922	3,515	-45.3%
Total Passengers (thousands)	128	6,721	-98.1%	17,351	33,954	-48.9%
Cargo Volume (thousand tons)	14.3	35.1	-59.4%	113.6	176.6	-35.7%
Total Aircraft Movements (thousands)	9.2	70.5	-86.9%	194.5	351.7	-44.7%
(1)

Note that preliminary passenger traffic figures for Ezeiza Airport, in Argentina, for 2019 as well as January 2020 were adjusted to include additional inbound passengers not accounted for in the initial count, for an average of approximately 5% of total passenger traffic at Ezeiza Airport and 1% of total traffic at CAAP, during that period. Importantly, inbound traffic does not affect revenues, as tariffs are applicable on departure passengers.

(2)

Preliminary data on 750 flights in August, 873 flights in September, 547 in October, 423 in November, 280 in December 2019, 1,256 in January and 195 in February 2020 at Brasilia Airport, due to delays in the submission of information by third parties. Moreover, starting November 2019 the Company has reclassified its passenger traffic figures for Brasilia Airport between international, domestic and transit retroactively since June 2018 to return to the count methodology utilized until May 2018. Notwithstanding, total traffic figures remain unchanged.

Passenger Traffic Overview

Total passenger traffic in May 2020 dropped 98.1% YoY, primarily reflecting continued travel restrictions imposed by governments, aiming to contain the spread of the COVID-19 pandemic, together with lower passenger demand. International traffic declined by 98.5% YoY, while domestic traffic dropped 97.6% YoY. Air travel restrictions in Italy and Ecuador operations were lifted early June.

In Argentina, total passenger traffic decreased 99.0% YoY, as a result of prolonged measures implemented mid-March by the Government restricting both international and domestic flights to contain the breakout. International passenger traffic declined 98.0% with minimum levels due to repatriation flights, while domestic passenger traffic dropped 99.4% YoY.

In Italy, passenger traffic declined 99.8% YoY, with traffic at Florence airport down 100% YoY while passenger traffic at Pisa Airport was down 99.7% YoY.

In Brazil, total passenger traffic dropped 95.2% YoY, driven by decreases of 92.2% in domestic passenger traffic and 99.8% in international traffic. Passenger traffic declined 98.6% YoY in Uruguay, 97.5% in Ecuador and 96.8% in Armenia.

Cargo Volume and Aircraft Movements

Cargo volume decreased 59.4% on May 2020, mainly due to declines of 57.4% in Argentina, 85.0% in Brazil and 70.0% in Ecuador.

Aircraft movements declined 86.9% YoY in May 2020, mainly attributed to declines of 88.8% in Argentina, 81.1% in Brazil, 95.3% in Italy and 78.5% in Ecuador. Aircraft movements also declined 86.0% in Uruguay, 84.8% in Armenia and 89.2% in Peru.

Summary Passenger Traffic, Cargo Volume and Aircraft Movements
	May'20 (2)	May'19 (1)(2)	% Var.	YTD'20(2)	YTD'19(1)(2)	% Var.
Passenger Traffic (thousands)
Argentina	36	3,415	-99.0%	8,955	17,909	-50.0%
Italy	1	784	-99.8%	1,005	2,940	-65.8%
Brazil	68	1,431	-95.2%	4,489	7,874	-43.0%
Uruguay	2	165	-98.6%	531	984	-46.0%
Ecuador	9	372	-97.5%	995	1,869	-46.8%
Armenia	8	243	-96.8%	567	1,039	-45.4%
Peru	3	311	-99.1%	807	1,340	-39.7%
TOTAL	128	6,721	-98.1%	17,351	33,954	-48.9%
(1) See Footnote 1 in previous table. (2) See Footnote 2 in previous table.
Cargo Volume (tons)
Argentina	8,062	18,941	-57.4%	62,234	93,823	-33.7%
Italy	1,032	1,100	-6.2%	5,189	5,466	-5.1%
Brazil	1,144	7,611	-85.0%	17,899	39,774	-55.0%
Uruguay	2,199	2,325	-5.4%	12,591	10,967	14.8%
Ecuador	975	3,246	-70.0%	8,878	17,875	-50.3%
Armenia	797	1,492	-46.6%	5,639	6,754	-16.5%
Peru	47	407	-88.4%	1,151	1,986	-42.1%
TOTAL	14,256	35,123	-59.4%	113,581	176,645	-35.7%
Aircraft Movements
Argentina	4,049	36,193	-88.8%	100,610	187,636	-46.4%
Italy	355	7,500	-95.3%	11,885	28,516	-58.3%
Brazil	2,447	12,965	-81.1%	40,951	66,430	-38.4%
Uruguay	309	2,202	-86.0%	8,353	13,914	-40.0%
Ecuador	1,489	6,926	-78.5%	19,528	34,396	-43.2%
Armenia	296	1,944	-84.8%	5,993	9,014	-33.5%
Peru	302	2,798	-89.2%	7,205	11,827	-39.1%
TOTAL	9,247	70,528	-86.9%	194,525	351,733	-44.7%

About Corporación América Airports

Corporación América Airports acquires, develops and operates airport concessions. Currently, the Company operates 52 airports in 7 countries across Latin America and Europe (Argentina, Brazil, Uruguay, Peru, Ecuador, Armenia and Italy). In 2019, Corporación América Airports served 84.2 million passengers. The Company is listed on the New York Stock Exchange where it trades under the ticker “CAAP”. For more information, visit http://investors.corporacionamericaairports.com.

Contacts

Investor Relations Contact
Gimena Albanesi
Email: gimena.albanesi@caairports.com
Phone: +5411 4852-6411